CHANGING PARAMETERS FUND

Semi-Annual Report
January 31, 2007

(Unaudited)

This report and the financial statements contained herein are submitted for the general information of shareholders and are not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Nothing herein contained is to be considered an offer of sale or solicitation of an offer to buy shares of Changing Parameters Fund. Such offering is made only by prospectus, which includes details as to offering price and other material information.

Investor Information: 1-866-618-3456

Changing Parameters Fund

Shareholders Letter

January 31, 2007

The Changing Parameters Fund (the "Fund") began trading on October 2, 2006. The strategy of the Fund is to enter the market when our proprietary models indicate a suitable uptrend in the equity and/or bond markets. When the models no longer indicate an uptrend, we seek to be defensive and move into money market instruments. We believe we have been successful in utilizing these strategies.

Our Fund invests in both equity indexes and US long-term Treasury Bond related instruments (USTI). Our technical proprietary rule-based models tell us when to be invested in the equity markets and/or the USTI market, and when to be invested in money market instruments. Approximately 50% of our market exposure is allocated to USTI investments, approximately 25% to investments related to the Nasdaq 100 Index and approximately 25% to the Russell 2000 Index investment related instruments. Beginning October 2, 2006 and ending January 31, 2007 there were 19 trading days when we were 100% in money market instruments.

The Fund's early results have been positive. The Fund's opening price was $10.00 a share, and as of the end of January, it had reached $10.09, after paying a dividend of $0.1162 in December of last year. A composite index representing the bond and equity markets had a return for the same period of 4.33%. Our results were achieved while having 1/3 less market exposure.

We believe our models have substantially fulfilled our objectives during this period. What market conditions will be in the future are difficult to forecast. Our trading models are designed to react to changing market conditions and to guide us to either be invested in the appropriate bond and/or equity markets or to maintain positions in money market instruments.

Robert Levenson	Sally Ann Talarico	Howard Smith
Portfolio Manager	Portfolio Manager	Portfolio Manager

_____

The Russell 2000® Index is an unmanaged index that is a widely recognized indicator of small-capitalization company performance. The NASDAQ 100® Index is an unmanaged modified capitalization-weighted index composed of 100 of the largest non-financial companies listed on The Nasdaq Stock Market ("Nasdaq"). The U.S. Treasury Bond Index is an index created by using the longest maturity U.S. Treasury Bond and taking the percent daily total returns.

Index returns do not reflect a deduction for fees, expenses, or taxes. Investors cannot invest directly in an index.

The composite index is comprised of 50% U.S. Treasury Bond Index, 25% NASDAQ 100® Index and 25% Russell 2000® Index.

Investors should consider the investment objectives, risks, charges and expenses of the Changing Parameters Fund carefully before investing. The prospectus contains this and other information about the Fund and should be read carefully before investing. A prospectus for this fund can be obtained by calling 650-327-7705. The Changing Parameters Fund is distributed by Aquarius Fund Distributors, LLC.

0223-AFD-3/2/2007

Changing Parameters Fund
SCHEDULE OF INVESTMENTS (Unaudited)
January 31, 2007

	Shares	Market Value
SHORT TERM INVESTMENTS - 98.76%		
Milestone Treasury Obligation		
Portfolio - Institutional Class, 5.10%	115,796,457	$ 115,796,457
(Cost $115,796,457)		
TOTAL INVESTMENTS (Cost $115,796,457)- 98.76%		115,796,457
Other assets less liabilities- 1.24%		1,427,635
NET ASSETS- 100.00%		$ 117,224,092

FUTURES CONTRACTS (Unaudited)	Number of Contracts	Unrealized Appreciation
E-Mini Russell 2000 Future Contracts maturing March 2007 (Underlying Face Amount at Value $29,233,200)	369	$ 449,160
TOTAL FUTURES CONTRACTS		$ 449,160

The accompanying notes are an integral part of these financial statements.

Changing Parameters Fund
STATEMENT OF ASSETS AND LIABILITIES (Unaudited)
January 31, 2007

Assets:

Investments in Securities at Market Value (identified cost $115,796,457)	$ 115,796,457
Deposit with Broker	646,770
Due From Broker - Variation Margin	449,160
Interest Receivable	547,505
Prepaid Expenses and Other Assets	16,152
Total Assets	117,456,044

Liabilities:

Accrued Advisory Fees	176,718
Payable for Fund Shares Redeemed	27,000
Accrued Administration Fees	10,265
Accrued Custody Fees	3,659
Accrued Fund Accounting Fees	3,509
Accrued Transfer Agent Fees	3,255
Other Accrued Expenses	7,546
Total Liabilities	231,952

Net Assets (Unlimited shares of no par value interest
authorized; 11,613,027 shares outstanding) $ 117,224,092

Net Asset Value, Offering and Redemption Price Per Share
($117,224,092 / 11,613,026 shares outstanding) $ 10.09

Composition of Net Assets:

At January 31, 2007, Net Assets consisted of:

Paid-in-Capital	$ 115,710,952
Undistributed Net Investment Income	353,900
Accumulated Net Realized Gain on Investments	710,080
Net Unrealized Appreciation on Futures Contracts	449,160
Net Assets	$ 117,224,092

The accompanying notes are an integral part of these financial statements.

Changing Parameters Fund
STATEMENT OF OPERATIONS (Unaudited)
For the Period October 1, 2006* through January 31, 2007

Investment Income:		
Interest Income	$	1,650,341
Expenses:		
Investment Advisory Fees		472,858
Administration Fees		30,828
Professional Fees		12,183
Transfer Agent Fees and Expenses		11,926
Fund Accounting Fees		11,289
Registration & Filing Fees		9,616
Custody Fees		3,659
Printing Expenses		3,559
Chief Compliance Officer Fees		3,206
Insurance Expense		2,209
Trustees' Fees		741
Miscellaneous Expenses		541
Total Expenses		562,615
Net Investment Income		1,087,726
Net Realized and Unrealized Gain on Investments:		
Net Realized Gain on Futures Contracts		1,308,606
Net Change in Unrealized Appreciation on Futures Contracts		449,160
Net Realized and Unrealized Gain on Investments		1,757,766
Net Increase in Net Assets Resulting From Operations	$	2,845,492

____
*Commencement of Operations

The accompanying notes are an integral part of these financial statements.

4

Changing Parameters Fund
STATEMENT OF CHANGES IN NET ASSETS (Unaudited)
For the Period October 1, 2006* through January 31, 2007

Operations:

Net Investment Income	$	1,087,726
Net Realized Gain on Futures Contracts		1,308,606
Net Change in Unrealized Appreciation on Futures Contracts		449,160
Net Increase in Net Assets		
Resulting From Operations		2,845,492

Distributions to Shareholders From:

Net Investment Income ($0.06 per share)		(733,826)
Net Realized Capital Gains ($0.05 per share)		(598,526)
Total Distributions to Shareholders		(1,332,352)

Capital Share Transactions:

Proceeds from Shares Issued (12,286,041 shares)		122,527,532
Distributions Reinvested (131,008 shares)		1,332,352
Cost of Shares Redeemed (804,022 shares)		(8,148,932)
Total Capital Share Transactions		115,710,952

Increase in Net Assets		117,224,092

Net Assets:

Beginning of Period		-
End of Period	$	117,224,092
Undistributed Net Investment Income at End of Period	$	353,900

———

 *Commencement of Operations

The accompanying notes are an integral part of these financial statements.

Changing Parameters Fund
FINANCIAL HIGHLIGHTS (Unaudited)
For the Period October 1, 2006* through January 31, 2007

The table below sets forth financial data for one share of capital stock outstanding throughout the period. (a)

Net Asset Value, Beginning of Period	$	10.00
Increase From Operations:		
Net investment income		0.12
Net gain from securities		
(both realized and unrealized)		0.08
Total from operations		0.20
Less Distributions:		
From net investment income		(0.06)
From net realized gains on investments		(0.05)
Total Distributions		(0.11)
Net Asset Value, End of Period	$	10.09
Total Return (b)		2.05%
Ratios/Supplemental Data		
Net assets, end of period (in 000's)	$	117,224
Ratio to average net assets:		
Expenses		1.77% (c)
Net investment income		3.41% (c)
Portfolio turnover rate		0%

_____

*Commencement of Operations

(a) Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.

(b) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Total returns for periods less than one year are not annualized.

(c) Annualized.

The accompanying notes are an integral part of the financial statements.

1.   ORGANIZATION

Changing Parameters Fund (the "Fund") is a series of shares of beneficial interest of the Northern Lights Fund Trust (the "Trust"), a Delaware statutory trust organized on January 19, 2005. The Fund is registered under the Investment Company Act of 1940, as amended, (the "1940 Act"), as a non-diversified, open-end management investment company. The investment objective of the Fund is total return. The Fund commenced operations on October 1, 2006.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed by the Trust in preparation of its financial statements.

Security Valuation – The Fund's securities are valued at the last sale price on the exchange in which such securities are primarily traded, as of the close of business on the day the securities are being valued. NASDAQ traded securities are valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange. Short-term investments that mature in 60 days or less are valued at amortized cost, provided such valuations represent fair value.

Securities for which current market quotations are not readily available or for which quotations are not deemed to be representative of market values are valued at fair value as determined in good faith by or under the direction of the Trust's Board of Trustees (the "Board") in accordance with the Trust's Portfolio Securities Valuation Procedures (the "Procedures"). The Procedures consider, among others, the following factors to determine a security's fair value: the nature and pricing history (if any) of the security; whether any dealer quotations for the security are available; and possible valuation methodologies that could be used to determine the fair value of the security.

Security Transactions and Investment Income − Investment security transactions are accounted for on a trade date basis. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Purchase discounts and premiums on securities are accreted and amortized over the life of the respective securities.

Futures Contracts – The Fund may use futures contracts to enhance yield and to potentially reduce transaction costs. Upon entering into a futures contract with a broker, the Fund is required to deposit in a segregated account a specified amount of cash or U.S. government securities. Futures contracts are valued daily and unrealized gains or losses are recorded in a "variation margin" account. Daily, the Fund receives from or pays to the broker a specified amount of cash based upon changes in the variation margin account. When a contract is closed, the Fund recognizes a realized gain or loss. Futures contracts have market risks, including the risk that the change in the value of the contract may not correlate with changes in the value of the underlying securities. Futures contracts outstanding at period end, if any, are listed after the Fund's portfolio of investments.

Expenses – Expenses of the Trust that are directly identifiable to a specific Fund are charged to that Fund. Expenses, which are not readily identifiable to a specific Fund, are allocated in such a manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of the funds in the Trust.

Federal Income Taxes – The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and will distribute all of its taxable income, if any, to shareholders. Accordingly, no provision for Federal income taxes is required in the financial statements.

Distributions to Shareholders – Distributions from investment income, if any, are declared and paid at least annually and are recorded on the ex-dividend date. The Fund will declare and pay net realized capital gains, if any, at least annually. The character of income and gains to be distributed is determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America.

Indemnification – The Trust indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Trust. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. A Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that has not yet occurred. However, based on experience, the Trust expects the risk of loss due to these warranties and indemnities to be remote.

New Accounting Pronouncements – On July 13, 2006, The Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing a Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time management believes that the adoption of FIN 48 will have no impact on the financial statements of the Fund.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of January 31, 2007, the Changing Parameters Fund does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

3.   ADVISORY FEE AND OTHER RELATED PARTY TRANSACTIONS

Advisory Fees – Pursuant to the Investment Advisory Agreement (the "Advisory Agreement"), investment advisory services are provided to the Fund by Changing Parameters, LLC (the "Adviser"). Under the terms of the Advisory Agreement, the Adviser receives monthly fees calculated at an annual rate of 1.50% of the average daily net assets of the Fund. For the period from October 1, 2006 (commencement of operations) through January 31, 2007, the Adviser earned advisory fees of $472,858.

The Fund has entered into separate servicing agreements with GFS, whereby GFS will provide administrative, fund accounting, transfer agency and custody administration services to the Fund. Agreements are as follows:

Administration - The Fund pays GFS a basis point fee in decreasing amounts as Fund assets reach certain breakpoints. The Fund also pays GFS for any out-of-pocket expenses.   Fees are billed monthly and are equal to the greater of the annual minimum or the basis point fees. The annual minimum is $40,000* and the basis point fees are:

> 10 basis points or 0.10% per annum on the first $100 million in net assets
> 8 basis points or 0.08% per annum on the next $150 million in net assets
> 6 basis points or 0.06% per annum on net assets greater than $250 million

Fund Accounting - Total charges for Fund Accounting services include fees and out-of-pocket expenses. Fees are calculated based upon the average net assets of the Fund for the previous month. The Fund pays GFS a base annual fee of $24,000* plus a basis point fee in decreasing amounts as Fund assets reach certain breakpoints, as follows:

> 2 basis points or 0.02% on net assets of $25 million to $100 million
> 1 basis point or 0.01% on net assets greater than $100 million

Transfer Agent - For the services rendered by GFS, in its capacity as transfer agent, the Fund pays GFS transfer agent fees*, out-of-pocket expenses, activity charges, and special report charges.   The Fees are billed monthly as follows:

> The greater of the annual minimum or per account charges.   The annual minimum is $15,000 and the per account charge is $14.00 for open accounts and $2.00 for closed accounts.

* These fees may be subject to certain discounts. The expenses incurred by the Fund for such services provided by GFS are disclosed in the Statement of Operations.

Custody Administration – Pursuant to the terms of the Fund's Custody Agreement with Bank of New York (the "Custody Agreement"), the Fund pays an asset-based custody fee in decreasing amounts as Fund assets reach certain breakpoints.* The Fund also pays certain transaction fees and out-of-pocket expenses pursuant to the Custody Agreement. GFS receives a portion of these fees for performing certain custody administration services.   The Custody fees listed in the Statement of Operations include the fees paid to GFS as Custody Administrator. GFS' share of such fees for the period ended January 31, 2007, was $997.

A Trustee and certain officers of the Fund are also officers of GFS, and are not paid any fees directly by the Fund for serving in such capacities. In addition, certain affiliates of GFS provide ancillary services to the Fund as follows:

Fund Compliance Services, LLC ("FCS"), an affiliate of GFS, provides a Chief Compliance Officer ("CCO") to the Trust, as well as related compliance services, pursuant to a consulting agreement between FCS and the Trust. Under the terms of such agreement, FCS receives from the Fund an annual fee of $10,000, payable quarterly, and is reimbursed for out-of-pocket expenses. For the period ended January 31, 2007, the Fund incurred expenses of $3,206 for compliance services pursuant to the Trust's Agreement with FCS.

GemCom, LLC ("*GemCom*"), an affiliate of GFS, provides EDGAR conversion and filing services as well as print management services for the Funds on an ad-hoc basis. For EDGAR services, GemCom charges a per-page conversion fee and a flat filing fee. For the period ended January 31, 2007, GemCom received $2,998 for providing such services.

Distributor – The distributor of the Fund is Aquarius Fund Distributors, LLC (the "Distributor"). The Board of Trustees of the Northern Lights Fund Trust has adopted, on behalf of the Fund, a Distribution Plan and Agreement pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan"), as amended, to pay for certain distribution activities and shareholder services. During the period ended January 31, 2007, the Plan was not activated by the Fund and therefore no expenses were incurred.

4. INVESTMENT TRANSACTIONS

There were no costs from security purchases or proceeds from the sale of securities, other than short-term securities, for the period ended January 31, 2007. The cost basis of securities for federal income tax purposes was $115,796,457. Gross unrealized appreciation and depreciation on investments as of January 31, 2007 aggregated $449,160 and $0, respectively.

5. TAX INFORMATION

The tax character of distributions paid during the period ended January 31, 2007, was as follows:

Ordinary Income	$ 975,759
Capital Gain	$ 356,593

6. UNDERLYING INVESTMENT IN OTHER INVESTMENT COMPANIES

In an effort to achieve its investment objective, the Fund has invested a portion of its assets in Milestone Funds Treasury Obligation Portfolio (the "Portfolio"), a registered open-end management investment company, from time-to-time. The Fund may redeem its investment from the Portfolio at any time if the Adviser determines that it is in the best interest of the Fund and its shareholders to do so.

The performance of the Fund may be directly affected by the performance of the Portfolio. The financial statements of the Portfolio, including the schedule of investments, are included elsewhere in this report and should be read in conjunction with the Fund's financial statements. As of January 31, 2007, the percentage of the Portfolio owned by the Fund was 98.76%.

Changing Parameters Fund
DISCLOSURE OF FUND EXPENSES (Unaudited)
January 31, 2007

As a shareholder of the Fund you incur ongoing costs, including management fees and other Fund operating expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Please note, the expenses shown in the tables are meant to highlight ongoing costs only and do not reflect any transactional costs.

This example is based on an investment of $1,000 invested for the period of time as indicated in the table below.

Actual Expenses: The first line of the table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during the period.

Hypothetical Examples for Comparison Purposes: The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs which may be applicable to your account. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (10/01/06)	Ending Account Value (1/31/07)	Expenses Paid During the Period (10/01/06 to 1/31/07)
Actual	$1,000.00	$1,020.52	$6.01*
Hypothetical (5% return before expenses)	$1,000.00	$1,016.30	$8.98**

*Actual- Expenses Paid During Period are equal to the Fund's annualized expense ratio of 1.77%, multiplied by the average account value over the period, multiplied by 123 days, and divided by 365 (to reflect the number of days in the period).
**Hypothetical- Expenses Paid During Period are equal to the Fund's annualized expense ratio of 1.77%, multiplied by the average account value over the period, multiplied by 184 days and divided by 365 (to reflect the number of days in the six month period ending January 31, 2007).

Portfolio Composition*



_____
Based on total portfolio market value as of January 31, 2007.

ADDITIONAL INFORMATION (Unaudited)

FACTORS CONSIDERED BY THE INDEPENDENT TRUSTEES IN APPROVING THE INVESTMENT ADVISORY AGREEMENT

In connection with a regular Board meeting held on June 22, 2006 (the "Meeting"), the Board, including the Independent Trustees, discussed the approval of an Investment Advisory Agreement (the "Agreement") between the Trust and Changing Parameters LLC (the "Adviser"), on behalf of Changing Parameters Fund (the "Fund"). The Trustees were advised by counsel of their duties and obligations under the federal securities laws with respect to approving advisory agreements, and the criteria to be considered, such as: the nature, extent and quality of services to be provided by the Adviser; the historic investment performance of the Adviser; the cost of services to be provided and the profits to be realized by the Adviser and its affiliates; the extent to which economies of scale will be realized as the Fund grows; and whether the fee levels reflect these economies of scale for the benefit of investors.

At the Meeting, the Board discussed the approval of certain organizational items relating to the Fund. The Board noted that the Adviser has been successful due to its low-risk capital appreciation approach of investing. A presentation was given by the Adviser regarding the Fund's investment strategies and objective. The Board noted that Changing Parameters, LLC was founded in 2004 and part of its trading strategy incorporates investments in futures.

The Board interviewed the Adviser and received materials specifically relating to the Agreement. These materials included: (a) information on the investment performance of the Adviser, a peer group of funds and appropriate indices with respect to existing accounts of the Adviser; (b) the economic outlook and the general investment outlook in the markets in which the Fund will invest; (c) arrangements in respect of the distribution of the Fund's shares; (d) the procedures employed to determine the value of the Fund's assets; (e) the Adviser's management of the relationships with the Fund's custodian; (f) the resources available with respect to compliance with the Fund's investment policies and restrictions and with policies on personal securities transactions; and (g) the nature, cost and character of non-investment management services provided by the Adviser and its affiliates.

Additional information was furnished by the Adviser including, among other items, information on and analysis of (a) the overall organization of the Adviser, (b) the choice of performance indices and benchmarks, (c) investment management staffing, (d) the potential for achieving further economies of scale, (e) operating expenses paid to third parties, and (f) the information furnished to investors, including the Fund's shareholders.

The Board noted that the Adviser would charge a 1.50% annual advisory fee based on the average net assets of the fund. The Trustees then discussed the proposed active management strategy of the Fund. Based on this information, the Trustees concluded that the proposed advisory fee was reasonable.

In considering the Advisory Agreement, the Board, including the Independent Trustees, did not identify any single factor as all-important or controlling, and the following summary does not detail all the matters considered. Matters considered by the Board, including the Independent Trustees, in connection with its approval of the Advisory Agreement include the following:

Benefits to Shareholders. The Board, including the Independent Trustees, considered the benefit to shareholders of investing in the Fund, which offer a variety of investment disciplines and provides for a variety of fund and shareholder services, and concluded that the Fund had the potential to benefit shareholders and that the risk statements in the Fund's prospectus were commensurate with the potential for reward.

Nature and Quality of Other Services. The Board, including the Independent Trustees, considered the nature and extent of the Adviser's past performance, as well as other factors relating to the Adviser's track record.

Expenses. The Board, including the Independent Trustees, considered the estimated Fund expense ratio, and expense ratios of a peer group of funds. It also considered the amount and nature of fees paid by shareholders.

Economies of Scale. The Board, including the Independent Trustees, considered whether there will be economies of scale in respect of the management of the Fund and whether there is potential for realization of any further economies of scale.

Profitability . The level of the Adviser's profits in respect of the management of the Fund, including an extensive review of the methodology used in allocating costs to the management of the Fund. The Board, including the Independent Trustees, has concluded that the cost allocation methodology employed by the Adviser has a reasonable basis and is appropriate in light of all of the circumstances and has considered the profits realized by the Adviser in connection with the operation of the Fund and whether the amount of profit is a fair entrepreneurial profit for the management of the Fund. It also considered the profits realized from non-fund businesses that may benefit from or be related to the Fund's business.

Other Benefits to the Adviser. The character and amount of fees paid by the Fund and the Fund's shareholders for services provided by the Adviser, the allocation of fund brokerage to any brokers affiliated with the Adviser, the receipt of any sales loads and payments under Rule 12b-1 plans in respect of the Fund, benefits to the Adviser from the use of "soft" commission dollars to pay for research and brokerage services, the revenues and profitability of the Adviser's businesses other than their mutual fund business, as well as the intangible benefits that accrue to the Adviser and any affiliates by virtue of their relationship with the Fund.

Conclusion. Based on its evaluation of all material factors and assisted by the advice of independent counsel, the Board, including the Independent Trustees, concluded that the Advisory fee structures are fair and reasonable, and that the amended Advisory Agreement should be approved.

FINANCIAL STATEMENTS OF UNDERLYING FUNDS

As discussed in Note 6 to the financial statements of Changing Parameters Fund, the following pages will include the financial statements of the aforementioned underlying fund, The Milestone Funds Treasury Obligations Portfolio (the "Portfolio"). The pages have been extracted from the latest audited annual report published for the Portfolio, dated November 30, 2006. The full report of the Milestone Funds, along with the report of the independent registered public accounting firm, is included in the Milestone Funds' N-CSR filing dated February 1, 2007, available at 'www.sec.gov'. Following the pages extracted from the November 30, 2006 report, the reader will find an unaudited balance sheet and an unaudited portfolio of holdings for The Milestone Funds Treasury Obligations Portfolio as of January 31, 2007.

TREASURY OBLIGATIONS PORTFOLIO
Portfolio Of Investments
NOVEMBER 30, 2006
($ in Thousands)

	Principal Amount	Interest Rate	Maturity Date	Value (note 1)
U.S. Government Obligations — 2.5%				
U.S. Treasury Bill — 0.8%				
	$17,500	5.09%	1/4/07	$17,416
U.S. Treasury Notes — 1.7%				
	22,500	3.125%	1/31/07	22,434
	17,500	3.375%	2/28/07	17,430
				39,864
Total U.S. Government Obligations (Cost $57,280)				57,280

Repurchase Agreements — 97.6%

Banc of America Securities LLC, dated 11/30/06, repurchase price $310,045 (Collateralized by: U.S. Treasury Bill: $198,213, 3/8/07; U.S. Treasury Note: $125,282, 2.625%, 3/15/09; aggregate market value plus accrued interest $316,201)

	310,000	5.28%	12/1/06	310,000

Bear Stearns & Co., Inc., dated 11/30/06, repurchase price $100,015 (Collateralized by: U.S. Treasury Bills: $43,462, 12/7/06–5/3/07; U.S. Treasury Notes: $58,893, 3.25%–6.625%, 2/28/07–1/15/11; aggregate market value plus accrued interest $102,061)

	100,000	5.28%	12/1/06	100,000

BNP Paribas Securities Corp., dated 11/30/06, repurchase price $100,015 (Collateralized by: U.S. Treasury Bill: $10,148, 3/29/07; U.S. Treasury Notes: $91,520, 3.125%–4.50%, 1/31/07–11/30/11; aggregate market value plus accrued interest $102,000)

	100,000	5.28%	12/1/06	100,000

Credit Suisse Securities (USA) LLC, dated 11/30/06, repurchase price $310,045 (Collateralized by: U.S. Treasury Notes: $314,918, 2.625%–12.00%, 12/31/06–8/15/13; aggregate market value plus accrued interest $316,204)

	310,000	5.28%	12/1/06	310,000

Deutsche Bank Securities, Inc., dated 11/30/06, repurchase price $477,770 (Collateralized by: U.S. Treasury Notes: $497,674, 2.625%–4.875%, 5/15/08–5/31/08; aggregate market value plus accrued interest $487,255)

	477,700	5.28%	12/1/06	477,700

JPMorgan Chase & Co., dated 11/30/06, repurchase price $110,016 (Collateralized by: U.S. Treasury Notes: $108,354, 3.625%–12.00%, 4/15/10–8/15/13; aggregate market value plus accrued interest $112,202)

	110,000	5.28%	12/1/06	110,000

Merrill Lynch & Co., Inc., dated 11/30/06, repurchase price $210,031 (Collateralized by: U.S. Treasury Notes: $211,442, 3.375%–6.50%; 11/15/08–8/15/13; aggregate market value plus accrued interest $214,205)

	210,000	5.28%	12/1/06	210,000

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO

Portfolio Of Investments (Continued)

NOVEMBER 30, 2006

($ in Thousands)

	Principal Amount	Interest Rate	Maturity Date	Value (note 1)
Repurchase Agreements — 97.6% (Continued)				
UBS Securities LLC, dated 11/30/06, repurchase price $471,069 (Collateralized by: U.S. Treasury Notes: $479,046, 3.125%–4.875%, 6/30/07–8/15/13; aggregate market value plus accrued interest $480,422)				
	$471,000	5.28%	12/1/06	$471,000
UBS Securities LLC, dated 8/18/06, repurchase price $25,659 (Collateralized by: U.S. Treasury Notes: $25,571, 3.625%–6.25%, 2/15/07–5/15/13; aggregate market value plus accrued interest $25,503)				
	25,000	5.27%	2/14/07	25,000
UBS Securities LLC, dated 5/25/06, repurchase price $25,975 (Collateralized by: U.S. Treasury Notes: $25,463, 3.00%–5.00%, 12/31/06–11/15/12; aggregate market value plus accrued interest $25,502)				
	25,000	5.18%	2/20/07	25,000
UBS Securities LLC, dated 4/27/06, repurchase price $26,080 (Collateralized by: U.S. Treasury Notes: $25,397, 2.25%–6.625%, 12/31/06–2/15/13; aggregate market value plus accrued interest $25,502)				
	25,000	5.20%	2/20/07	25,000
UBS Securities LLC, dated 10/3/06, repurchase price $25,862 (Collateralized by: U.S. Treasury Notes: $25,543, 3.125%–4.50%, 5/15/07–11/30/11; aggregate market value plus accrued interest $25,503)				
	25,000	5.17%	5/31/07	25,000
UBS Securities LLC, dated 10/19/06, repurchase price $25,919 (Collateralized by: U.S. Treasury Notes: $25,398, 4.375%–5.625%, 5/15/07–11/30/11; aggregate market value plus accrued interest $25,500)				
	25,000	5.23%	6/29/07	25,000
Total Repurchase Agreements (Cost $2,213,700)				2,213,700
Total Investments (Cost $2,270,980) — 100.1%				2,270,980
Liabilities in excess of other assets — (0.1)%				(3,177)
Net Assets — 100.0%				$2,267,803

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Statement Of Assets And Liabilities
NOVEMBER 30, 2006

ASSETS:

Investments, at value (Cost $57,280,122) (note 1)	$ 57,280,122
Repurchase agreements, at value and cost (note 1)	2,213,700,000
Cash	19,601
Interest receivable	2,914,424
Prepaid expenses	18,063
Total assets	2,273,932,210

LIABILITIES:

Dividends payable	5,459,756
Advisory fee payable	175,556
Shareholder service fee payable	131,690
Distribution fee payable — Premium & Administrative Shares	62,819
Administration fee payable	62,003
Accrued expenses	237,618
Total liabilities	6,129,442
NET ASSETS	$2,267,802,768

NET ASSETS BY CLASS OF SHARES:

Investor Shares	$ 474,038,890
Institutional Shares	907,970,795
Financial Shares	669,859,301
Premium Shares	169,325,478
Administrative Shares	46,608,304
NET ASSETS	$2,267,802,768

SHARES OUTSTANDING:

Investor Shares	474,007,078
Institutional Shares	907,840,283
Financial Shares	669,898,585
Premium Shares	169,363,257
Administrative Shares	46,608,291
NET ASSET VALUE PER SHARE	$ 1.00

COMPOSITION OF NET ASSETS:

Shares of beneficial interest	$2,267,712,186
Accumulated net realized gain	90,582
NET ASSETS	$2,267,802,768

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Statement Of Operations
FOR THE YEAR ENDED NOVEMBER 30, 2006

INVESTMENT INCOME:

Interest	$98,060,434
EXPENSES (note 2):	
Advisory fees	2,018,715
Administration fees	807,484
Shareholder service fees:	
Investor Shares	765,636
Institutional Shares	568,175
Financial Shares	384,650
Premium Shares	435,506
Administrative Shares	26,025
Distribution fees:	
Premium Shares	453,639
Administrative Shares	78,074
Custodian fees and expenses	130,039
Transfer agent fees and expenses	117,855
Publication expenses and rating service fees	87,586
Legal fees	82,288
Cash management fees	61,719
Registration and filing fees	61,697
Accounting service fees	54,225
Audit fees	50,716
Insurance expense	35,405
Report to shareholders	33,062
Trustees' fees	11,421
Offering cost — Administrative Shares	7,496
Other expenses	9,188
Total expenses before fee waiver and reimbursement	6,280,601
Waiver and reimbursement	(985,033)
Net Expenses	5,295,568
NET INVESTMENT INCOME	92,764,866
NET REALIZED GAIN ON INVESTMENTS	33,467
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$92,798,333

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Statements Of Changes In Net Assets

	For the year ended November 30, 2006	For the year ended November 30, 2005
INCREASE (DECREASE) IN NET ASSETS:		
OPERATIONS:		
Net investment income	$ 92,764,866	$ 55,253,398
Net realized gain on investments	33,467	193,534
Net increase in net assets resulting from operations	92,798,333	55,446,932
DISTRIBUTIONS TO SHAREHOLDERS:		
Net investment income — Investor Shares	(13,855,934)	(7,191,261)
Net investment income — Institutional Shares	(35,134,462)	(17,317,464)
Net investment income — Financial Shares	(35,936,756)	(26,901,794)
Net investment income — Premium Shares	(7,410,303)	(3,842,879)
Net investment income — Administrative Shares	(427,411)	—
Net realized gain on investments — Investor Shares	(4,913)	(42,225)
Net realized gain on investments — Institutional Shares	(11,618)	(91,435)
Net realized gain on investments — Financial Shares	(11,932)	(141,621)
Net realized gain on investments — Premium Shares	(2,691)	(25,834)
Net realized gain on investments — Administrative Shares	(51)	—
Total distributions to shareholders	(92,796,071)	(55,554,513)
TRANSACTIONS IN SHARES OF BENEFICIAL INTEREST*:		
Sale of shares — Investor Shares	1,101,655,583	932,723,179
Sale of shares — Institutional Shares	5,059,299,706	4,434,276,322
Sale of shares — Financial Shares	14,088,186,962	20,713,843,663
Sale of shares — Premium Shares	646,515,915	525,691,148
Sale of shares — Administrative Shares	93,230,204	—
Reinvested dividends — Investor Shares	3,697,619	2,453,780
Reinvested dividends — Institutional Shares	17,586,353	9,058,215
Reinvested dividends — Financial Shares	19,709,921	14,200,225
Reinvested dividends — Premium Shares	—	115,733
Cost of shares repurchased — Investor Shares	(946,055,630)	(927,370,279)
Cost of shares repurchased — Institutional Shares	(4,747,165,693)	(4,483,322,587)
Cost of shares repurchased — Financial Shares	(14,513,435,022)	(20,562,775,964)
Cost of shares repurchased — Premium Shares	(631,225,850)	(563,973,689)
Cost of shares repurchased — Administrative Shares	(46,621,913)	—
Net increase in net assets from shares of beneficial interest	145,378,155	94,919,746
Total increase	145,380,417	94,812,165
NET ASSETS:		
Beginning of year	2,122,422,351	2,027,610,186
End of year	$ 2,267,802,768	$ 2,122,422,351

* Share transactions at net asset value of $1.00 per share.

See notes to financial statements.

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements
NOVEMBER 30, 2006

NOTE 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Milestone Funds (the "Trust") was formed as a Delaware business trust on July 14, 1994. The Trust is registered as an open-end, management investment company under the Investment Company Act of 1940. It currently has one diversified investment portfolio, the Treasury Obligations Portfolio (the "Portfolio") which is authorized to issue an unlimited number of shares of beneficial interest without par value. The Portfolio is currently authorized to issue six classes of shares: Investor Shares, Institutional Shares, Financial Shares, Service Shares, Premium Shares and Administrative Shares. The Trust commenced the offering of Investor Shares of the Portfolio on December 30, 1994, Institutional Shares on June 20, 1995, Financial Shares on March 13, 1997, Service Shares on May 2, 1997, Premium Shares on May 20, 1997 and Administrative Shares on September 6, 2006. The Trust's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Effective August 1, 2002, the Trust liquidated the Service Shares. All shareholders in the Service Shares as of the close of business July 31, 2002 became shareholders of the Investor Shares. This transaction did not adversely affect shareholders of any class of the Trust.

Valuation of Securities — Securities in which the Portfolio invests are valued at amortized cost. Under the amortized cost method, a portfolio instrument is valued at cost and any premium or discount is amortized on a constant basis to maturity. Amortization of premium and accretion of market discount are charged/credited to income.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurement" (FAS 157). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurement. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, on the financial statements has not yet been determined.

Repurchase Agreements — The Portfolio may purchase securities from financial institutions subject to the seller's agreement to repurchase and the Portfolio's agreement to resell the securities at par. The investment adviser only enters into repurchase agreements with financial institutions that are primary dealers and deemed to be creditworthy by the investment adviser in accordance with procedures adopted by the Board of Trustees. Securities purchased subject to repurchase agreements are maintained with a custodian of the Portfolio and must have, at all times, an aggregate market value plus accrued interest greater than or equal to the repurchase price. If the market value of the underlying securities falls below 102% of the value of the repurchase price, the Portfolio will require the seller to deposit additional collateral by the next Portfolio business day. In the event that the seller under the agreement defaults on its repurchase obligation or fails to deposit sufficient collateral, the Portfolio has the contractual right, subject to the requirements of applicable bankruptcy and insolvency laws, to sell the underlying securities and may claim any resulting loss from the seller.

Security Transactions — Security transactions are recorded on the trade date. Realized gains and losses are recorded on the identified cost basis. The cost of investments for federal income tax purposes at November 30, 2006 is substantially the same as shown on the accompanying portfolio of investments.

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements (Continued)
NOVEMBER 30, 2006

Multiple Class Allocations — Each share of the Portfolio's five classes represents an undivided, proportionate interest in the Portfolio. All income, expenses (other than class specific expenses), and realized gains or losses are allocated daily to each class of shares based on the relative value of the shares of each class. The Portfolio's class specific expenses include Shareholder Service fees, Distribution fees, Administration fees, certain Transfer Agent fees, and certain registration fees. In addition, there are differences among the classes of shares with respect to the minimum investment required and voting rights affecting each class.

Income Taxes — It is the Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if applicable, to its shareholders. Therefore, no provision has been made for federal income taxes.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109 (FIN 48), was issued and is effective for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. At this time, management is evaluating the implications of FIN 48 and its impact, if any, on the financial statements has not yet been determined.

Interest Income and Dividends to Shareholders — Interest income is accrued as earned. Dividends to shareholders from each class of the Portfolio's net investment income are declared daily and distributed monthly. Net realized capital gains, unless offset by any available capital loss carryforwards, are distributed at least annually. Net realized capital gains earned by the Portfolio are considered short-term gains for tax purposes. Distributions to shareholders for tax purposes are substantially the same as shown in the Statements of Changes in Net Assets.

Accounting Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

NOTE 2.   INVESTMENT ADVISORY AND OTHER SERVICES

Milestone Capital Management, LLC (the "Adviser") serves as investment adviser to the Portfolio pursuant to an investment advisory agreement with the Trust. For its services, the Adviser receives a fee at an annual rate equal to 0.10% of the average daily net assets of the Portfolio.

The Trust has adopted a Shareholder Service Plan providing that the Trust may obtain the services of the Adviser and other qualified financial institutions to act as shareholder servicing agents for their customers. Under this plan, the Trust has authorized the Adviser to enter into agreements pursuant to which the shareholder servicing agents perform certain shareholder services. For these services, the Adviser receives fees at annual rates up to 0.25% of the average daily net assets of the Investor Shares, Premium Shares and Administrative Shares, up to 0.10% of the average daily net assets of the Institutional Shares, and up to 0.05% of the average net assets of the Financial Shares. For the year ended November 30, 2006, for these services, the Adviser charged fees, prior to any waivers, at annual rates equal to 0.25% 0.08%, 0.05%, 0.25% and 0.25% of the daily average net asses of the Investor Shares, Institutional Shares, Financial Shares, Premium Shares and Administrative Shares, respectively. The Adviser pays the shareholder servicing

TREASURY OBLIGATIONS PORTFOLIO
Notes To Financial Statements (Continued)
NOVEMBER 30, 2006

agents these amounts with respect to shares owned by investors for which the shareholder servicing agents maintain a servicing relationship pursuant to the Shareholder Servicing Agreement.

For the year ended November 30, 2006, the Adviser agreed to waive any portion of its Shareholder Service fees and reimburse any other expenses in order to limit the total expenses of the Investor Shares, Institutional Shares and Financial Shares to 0.45%, 0.20% and 0.15% of their average daily net assets, respectively. As a result, for the year ended November 30, 2006, the Adviser received Shareholder Service fees equal to annual rates of 0.22% and 0.02% of the average daily net assets of the Investor Shares and Financial Shares, respectively. For the year ended November 30, 2006, the Adviser received no Shareholder Service fees from the Institutional Shares and also reimbursed the Fund for other expenses for the Institutional Shares in the amount of $21,235 in order to limit the total expenses of the Institutional Shares to 0.20% of its average daily net assets, as described above.

The Trust has adopted a Distribution Plan for the Premium Shares and Administrative Shares. The plan provides that the Portfolio may finance activities which are primarily intended to result in the sale of the Premium Shares and Administrative Shares, including, but not limited to, advertising, printing of prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and payments to dealers who enter into agreements with the Trust. Pursuant to this Plan, the Portfolio may incur distribution expenses related to the sale of the Premium Shares and Administrative Shares at annual rates of up to 0.35% of the average daily net assets of the Premium Shares and up to 0.75% of the average daily net assets of the Administrative Shares. For the year ended November 30, 2006, pursuant to this Plan, the Adviser charged fees, prior to any waivers, at an annual rate equal to 0.26% and 0.75% of the average daily net assets of the Premium Shares and Administrative Shares, respectively. The plan will only make payment for expenses actually incurred on a first-in, first-out basis. The plan may carry forward for an unlimited number of years any unreimbursed expenses. As of November 30, 2006, there were no unreimbursed expenses.

For the current fiscal year, the Adviser has agreed to waive any portion of distribution expenses in order to limit the total expenses of the Premium Shares and Administrative Shares up to 0.65% and 1.20% of the average daily net assets, respectively. During the year ended November 30, 2006, the Adviser limited the total expenses of the Premium Shares and Administrative Shares to 0.63% and 1.20% of the average daily net assets, respectively. As a result, for the year ended November 30, 2006, the Portfolio incurred distribution expenses for the Premium Shares and Administrative Shares equal to annual rates of 0.25% and 0.74% of the average daily net assets.

The Adviser also serves as administrator (the "Administrator") to the Trust pursuant to an Administration Agreement with the Trust on behalf of the Portfolio. As compensation for services provided under the Administration Agreement, the Administrator receives a monthly fee calculated at the annual rate of 0.04% of the assets of the Portfolio taken as a whole, and allocated to each class based on the number of shareholders in that class, services provided, and other factors. This may result in each class being charged more or less than 0.04% of its respective net assets.

TREASURY OBLIGATIONS PORTFOLIO

Notes To Financial Statements (Continued)

NOVEMBER 30, 2006

During the year ended November 30, 2006, the Portfolio paid administration fees attributable to each class as follows:

Investor Shares:	$273,893
Institutional Shares:	472,685
Financial Shares:	51,126
Premium Shares:	9,219
Administrative Shares:	561

In addition, the Administrator has a sub-administration agreement with The Bank of New York (the "Sub-Administrator"). Under the terms of the sub-administration agreement, the Administrator may delegate certain duties to the Sub-Administrator. For its services, the Sub-Administrator earned from the Administrator $100,000 during the year ended November 30, 2006.

ALPS Fund Services, Inc. is the Trust's transfer agent, and ALPS Distributors, Inc. is the dividend disbursing agent, and also the Trust's Distributor of the Portfolio's shares, pursuant to an Distribution Agreement with the Trust. The Distributor is an affiliate of the Trust's transfer agent. The Distributor is reimbursed for all costs and expenses incurred in this capacity but receives no further compensation for its services under the Distribution Agreement.

NOTE 3. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the fiscal years ended November 30, 2006 and November 30, 2005 were attributed to ordinary income.

As of November 30, 2006, the components of accumulated earnings on a tax basis were as follows:

	Undistributed Ordinary Income	Unrealized Appreciation/ Depreciation	Total Accumulated Earnings
Treasury Obligations Portfolio	$90,582	—	$90,582

TREASURY OBLIGATIONS PORTFOLIO

Notes To Financial Statements (Continued)

NOVEMBER 30, 2006

NOTE 4. RESULTS OF SPECIAL SHARHOLDERS MEETING (Unaudited)

A Special Shareholders Meeting was held on June 28, 2006. At the meeting, sufficient shareholder votes were received so that the Portfolio had achieved the requisite approval for Shareholder Proposal I and II, as described below.

The following tables provide information concerning the matters voted on:

Proposal I: To approve Tait, Weller & Baker LLP as the Portfolio's independent registered public accounting firm for the fiscal year ending November 30, 2006.

	For	Against	Abstain
Ratify Independent Accounting Firm	880,922,718	43,208,469	8,498,092

Proposal II: To elect the following persons as Trustees of the Treasury Obligations Portfolio: Laura A. Garner, John D. Gilliam, Janet Tiebout Hanson, Nicholas J. Kovich, John Anthony Quelch and Allen Lee Sessoms.

	For	Against	Abstain
Laura A. Garner	880,739,438	—	51,925,840
John D. Gilliam	880,739,438	—	51,925,840
Janet Tiebout Hanson	854,028,014	—	78,601,264
Nicholas J. Kovich	880,739,438	—	51,925,840
John Anthony Quelch	880,704,596	—	51,960,682
Allen Lee Sessoms	880,739,438	—	51,925,840

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights

	Investor Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.044	0.025	0.008	0.008	0.014
Dividends from net investment income	(0.044)	(0.025)	(0.008)	(0.008)	(0.014)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.51%	2.58%	0.84%	0.77%	1.41%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses (b)	0.45%	0.45%	0.45%	0.45%	0.45%
Net investment income	4.43%	2.55%	0.80%	0.70%	1.33%
Net assets at the end of the year (000's omitted)	$474,039	$314,742	$306,951	$275,074	$354,051

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory, shareholder servicing fees waived and expenses reimbursed of 0.03%, 0.03%, 0.03%, 0.02%, and 0.02% for each of the respective periods presented.

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Institutional Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.047	0.028	0.011	0.010	0.017
Dividends from net investment income	(0.047)	(0.028)	(0.011)	(0.010)	(0.017)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.77%	2.83%	1.09%	1.02%	1.67%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses(b)	0.20%	0.20%	0.20%	0.20%	0.20%
Net investment income	4.67%	2.78%	1.02%	0.95%	1.58%
Net assets at the end of the year (000's omitted)	$907,971	$578,250	$618,270	$700,296	$793,978

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory, shareholder servicing fees waived and expenses reimbursed of 0.08%, 0.03%, 0.03%, 0.02%, and 0.02%, for each of the respective periods presented.

The Milestone Funds

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Financial Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.047	0.028	0.011	0.011	0.017
Dividends from net investment income	(0.047)	(0.028)	(0.011)	(0.011)	(0.017)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.82%	2.88%	1.14%	1.07%	1.72%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses (b)	0.15%	0.15%	0.15%	0.15%	0.15%
Net investment income	4.67%	2.84%	1.09%	1.01%	1.61%
Net assets at the end of the year (000's omitted)	$669,859	$1,075,395	$910,176	$995,844	$1,142,255

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory, shareholder servicing fees waived and expenses reimbursed of 0.03%, 0.04%, 0.03%, 0.03%, and 0.03%, for each of the respective periods presented.

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Premium Shares				
	For the year ended November 30, 2006	For the year ended November 30, 2005	For the year ended November 30, 2004	For the year ended November 30, 2003	For the year ended November 30, 2002
Per share operating performance for a share outstanding throughout the year					
Beginning net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.042	0.024	0.007	0.006	0.013
Dividends from net investment income	(0.042)	(0.024)	(0.007)	(0.006)	(0.013)
Ending net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (a)	4.32%	2.40%	0.69%	0.61%	1.26%
Ratios/supplemental data					
Ratios to average net assets:					
Expenses (b)	0.63%	0.63%	0.60%	0.60%	0.60%
Net investment income	4.25%	2.32%	0.64%	0.53%	1.17%
Net assets at the end of the year (000's omitted)	$169,326	$154,035	$92,213	$198,830	$135,337

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of advisory and distribution fees waived of 0.01%, 0.03%, 0.03%, 0.02% and 0.02%, for each of the respective periods presented.

TREASURY OBLIGATIONS PORTFOLIO
Financial Highlights (Continued)

	Administrative Shares For the period September 6, 2006* through November 30, 2006
Per share operating performance for a share outstanding throughout the period	
Beginning net asset value per share	$1.00
Net investment income	0.010
Dividends from net investment income	(0.010)
Ending net asset value per share	$1.00
Total return (a)	0.97%
Ratios/supplemental data	
Ratios to average net assets:	
Expenses (b)	1.20% (c)
Net investment income	4.11% (c)
Net assets at the end of the period (000's omitted)	$46,608

* Commencement of offering of shares.

(a) Total return represents the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. Total returns for periods of less than one year are not annualized.

(b) Net of distribution fees waived of 0.01%, for the respective period presented.

(c) Annualized.

The Milestone Funds

Treasury Obligations Portfolio

UNAUDITED PORTFOLIO HOLDINGS
as of 01/31/07

SECURITY / COLLATERAL DESCRIPTION	MATURITY DATE	MARKET VALUE
REPURCHASE AGREEMENTS (Repo)		
Overnight Treasury Repo, Bear, Stearns & Co., Inc.	02/01/2007	450,000,000
Overnight Treasury Repo, Deutsche Bank Securities Inc.	02/01/2007	371,000,000
Overnight Treasury Repo, BNP Paribas Securities Corp.	02/01/2007	400,000,000
Overnight Treasury Repo, UBS Securities LLC.	02/01/2007	485,000,000
Term Treasury Repo, Barclays Capital Inc.	07/05/2007	50,000,000
Term Treasury Repo, Barclays Capital Inc.	08/08/2007	25,000,000
Term Treasury Repo, Barclays Capital Inc.	08/08/2007	25,000,000
Term Treasury Repo, Deutsche Bank Securities Inc.	02/07/2007	105,000,000
Term Treasury Repo, UBS Securities LLC.	02/14/2007	25,000,000
Term Treasury Repo, UBS Securities LLC.	02/20/2007	25,000,000
Term Treasury Repo, UBS Securities LLC.	02/20/2007	25,000,000
Term Treasury Repo, UBS Securities LLC.	05/31/2007	25,000,000
Term Treasury Repo, UBS Securities LLC.	06/29/2007	25,000,000
		2,036,000,000
TREASURY NOTES		
US Treasury Notes 3.375% 02/28/2007	02/28/2007	17,478,684
		17,478,684
TREASURY BILLS		
		0
		0
TOTAL		*2,053,478,684*

TREASURY OBLIGATIONS PORTFOLIO
Statement Of Assets And Liabilities
JANUARY 31, 2007 (Unaudited)

ASSETS:		
Investments, at value (Cost $17,478,684) (note 1)	$	17,478,684
Repurchase agreements, at value and cost (note 1)		2,036,000,000
Cash		23,250
Interest receivable		4,218,665
Prepaid expenses		35,752
Total assets		2,057,756,351
LIABILITIES:		
Dividends payable		9,182,180
Advisory fee payable		184,001
Shareholder service fee payable		97,371
Administration fee payable		65,107
Distribution fee payable - Premium & Administrative Shares		53,884
Accrued expenses		255,400
Total liabilities		9,837,943
NET ASSETS	$	2,047,918,408
NET ASSETS BY CLASS OF SHARES:		
Investor Shares	$	288,929,822
Institutional Shares		1,004,014,309
Financial Shares		596,631,954
Premium Shares		104,239,992
Administrative Shares		54,102,331
NET ASSETS	$	2,047,918,408
SHARES OUTSTANDING:		
Investor Shares		288,897,900
Institutional Shares		1,003,883,458
Financial Shares		596,671,038
Premium Shares		104,277,744
Administrative Shares		54,102,300
NET ASSET VALUE PER SHARE	$	1.00
COMPOSITION OF NET ASSETS:		
Shares of beneficial interest	$	2,047,827,132
Accumulated net realized gain		91,276
NET ASSETS	$	2,047,918,408

See notes to financial statements.

Investment Adviser
Changing Parameters, LLC
250 Oak Grove Avenue, Suite A
Menlo Park, CA 94025

Distributor
Aquarius Fund Distributors, LLC
4020 South 147th Street
Omaha, NE 68137

Legal Counsel
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202

Independent Auditors
Briggs, Bunting & Dougherty, LLP
2 Penn Center Plaza, Suite 820
Philadelphia, PA 19102

Transfer Agent
Gemini Fund Services, LLC
4020 South 147th Street, Suite 2
Omaha, NE 68137

Administrator
Gemini Fund Services, LLC
450 Wireless Boulevard
Hauppauge, NY 11788

Custodian
The Bank of New York
One Wall Street
New York, NY 10286

How to Obtain Proxy Voting Information

Information regarding how the Fund votes proxies relating to portfolio securities for the period from inception through January 31 as well as a description of the policies and procedures that the Fund used to determine how to vote proxies is available without charge, upon request, by calling 1-866-618-3456 or by referring to the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

How to Obtain 1st and 3rd Fiscal Quarter Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330). The information on Form N-Q is available without charge, upon request, by calling 1-866-618-3456